Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Gamerz Inc.
53 Oakhurst Road
Irvine, CA 92620
www.gamelevate.com

Up to $949,999.20 in Common Stock at $1.20
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Gamerz Inc.
Address: 53 Oakhurst Road, Irvine, CA 92620
State of Incorporation: CA
Date Incorporated: October 08, 2020

Terms:

Equity

Offering Minimum: $9,999.60 | 8,333 shares of Common Stock
Offering Maximum: $949,999.20 | 791,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.20
Minimum Investment Amount (per investor): $240.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 12% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 8% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

Amount-Based

$500+ | Tier 1

3% Bonus Shares

$1,000 | Tier 2

5% Bonus Shares

$2,500 | Tier 3

8% Bonus Shares & Gamelevate shirt

$5,000 | Tier 4

10% Bonus Shares & Gamelevate shirt + hat

$10,000 | Tier 5

12% Bonus Shares & Gamelevate shirt + hat

$25,000 | Tier 6

15% Bonus Shares & Gamelevate shirt + hat

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Gamelevate will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Gamerz Inc. (dba "Gamelevate" or the "Company") is a C-Corporation organized under the laws of the state of California on October 8, 2020.

Gamelevate is a global media company focused on gaming and competitive esports. Our journalists provide in-depth coverage of news stories related to the world's top esports gaming titles.

With the launch of the new GMVT Hub Database, the organization is thrilled at the prospect of connecting gaming enthusiasts with their favorite players and teams.

The company is currently pre-revenue. We anticipate that project revenues will be coming from advertising revenue, affiliate marketing products, guest posts by outside media, and upgraded membership to our database. The company has established relationships with affiliate marketing platforms such as CJ Publisher and Refersion to partner with endemic brands.

Gamerz Inc is the parent company. Gamelevate and GMVTHub are DBAs of Gamerz Inc. All transactions are paid via the Gamerz Inc bank accounts and/or PayPal for our independent contractors. Gamerz Inc. does not own any Intellectual Property (patents pending, patents granted, trademarks, etc.).

Competitors and Industry

Our media competitors include major esports publications such as Dot Esports and Dexerto. Our competitors in the esports database category are Liquipedia, Gamepedia (owned by Fandom), and niche sites that focus only on one particular esports game.

Dot Esports and Dexerto are publishers that are focused on delivering esports and video gaming-related articles to their readership. This is highly similar to the articles that are being published by Gamelevate. Based on our research, we believe that their main sources of revenue are Direct Ad Sales, Programmatic Ad Sales, Paid Sponsorships, and Affiliate Product Sales. These revenue sources are also the main category of revenue that is being targeted by Gamelevate. Dot Esports and Dexerto do not have a comprehensive global database of organizations, players, and businesses. This is a differentiating factor between them and Gamerz Inc. via GMVTHub.

Liquipedia and Gamepedia (Fandom) provide esports and video game informational data via a wiki interface to their audience. Based on our research, we believe that their main sources of revenue are Direct Ad Sales and Programmatic Ad Sales. They are similar to GMVTHub in that they provide detailed information about esports teams, players, and tournaments. GMVTHub differentiates itself from these two database companies by providing a more modern and graphical interface than the older wiki technology. GMVTHub also differentiates itself by having live video streams appear directly on the website via API technology. GMVTHub links associated articles related to teams, players, and tournaments from the Gamelevate media website. Liquipedia and Gamepedia do not have direct links to a media property. On occasion, they will utilize media from third-party websites if and when available. Liquipedia and Gamepedia (Fandom) do not have an esports business database. GMVTHub has developed a comprehensive esports business database targeted directly at the B2B esports and video gaming market.

The esports and video gaming industry landscape has shown growth due to rapidly increasing interest from the younger demographics. According to research company NewZoo, games are the number 1 source of entertainment for Gen Alpha. This interest is not only occurring in the United States but also on a global basis.

Current Stage and Roadmap

Our company is at the pre-revenue startup stage. During the past year, we have successfully grown our readership to more than 20,000 page views per month. All

Intellectual Property Rights belong to Gamerz Inc per our contracts with all Independent Contractors who submit work to the company.

In addition, we have been approved as affiliates for endemic gaming and esports brands such as Acer, Lenovo, Razer, Belkin, and many other companies. Our GMVTHub esports database has been well-received by esports professionals. We launched our Esports Business directory in June 2022.

The Team

Officers and Directors

Name: Mark Besharaty

Mark Besharaty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: October 08, 2020 - Present
  Responsibilities: Executive in charge of all decisions and operations of the company. Does not currently receive a salary. Currently owns 9M Common Stock.

- **Position:** Chief Financial Officer
  Dates of Service: October 08, 2020 - Present
  Responsibilities: To manage all financial matters related to the company

- **Position:** Secretary
  Dates of Service: October 02, 2020 - Present
  Responsibilities: Manage all legal aspects related to the formation and maintenance of the company records

- **Position:** Director
  Dates of Service: October 02, 2020 - Present
  Responsibilities: Sits on Board of Directors, helps with strategic planning.

Other business experience in the past three years:

- **Employer:** Walker & Dunlop
  Title: Chief Production Officer
  Dates of Service: June 01, 2018 - October 30, 2020
  Responsibilities: No longer at this position

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the esports and gaming industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Gamelevate was formed on October 8, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Gamelevate has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Gamelevate and GMVTHub is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gamelevate and GMVTHub or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Gamelevate and GMVTHub could harm our reputation and materially negatively impact our financial condition and business.

Market Growth Could Go Back to Traditional Sports
There is a risk that the demographic of 15-25-year-olds may lose interest in esports and gaming and revert their attention to traditional sports such as baseball, basketball, or football. This would reduce market size in the esports and gaming sector.

Dependent on the availability of games from publishers and streaming services from software providers.
Gamelevate and GMVTHub are reliant on game publishers and other service providers to the esports and gaming industry. If many or all of these game publishers or service providers cease to operate, Gamelevate and GMVTHub will be detrimentally impaired.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Besharaty	9,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 791,666 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,000,000 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,000,000
  Use of proceeds: Negligible, Founder's Shares
  Date: October 08, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Current monthly burn rate is about $3500/month. The company can be operated for a period of 24 months without revenue generation. We currently spend the $3500 on independent contractors, health insurance, and operational costs. This timeframe was calculated using the available cash on hand, the availability of resources from the company director, along with available credit lines.

If we raise the maximum amount, we will increase our monthly spend in order to achieve our stated goals. The challenges to reach a minimum of 1.0 million pageviews per month are related to marketing and SEO for our articles and our database. We will hire an expert in Marketing and SEO to garner a greater share of users for both Gamelevate and Gmvthub.

In order to generate revenues that will fulfill our initial advertising and sponsorship revenue targets, the threshhold amount of pageviews per month is generally in the range of 750K to 1.5MM pageviews per month. We have selected 1MM pageviews per month as our target for initial advertising and sponsorship revenue generation.

Foreseeable major expenses based on projections:

Major expenses are for marketing, salaries, data-entry specialists, and journalists. Marketing will be the largest component of expenses to facilitate the growth of the company. Salaries will be for adding team members as full-time employees. It is anticipated that most data-entry specialists and journalists will continue to be paid on an Independent Contractor basis.

Future operational challenges:

We foresee future operational challenges in getting our marketing program enlarged to drive over 1 million pageviews per month for both our media and data websites.

The challenges to reach a minimum of 1.0 million pageviews per month are related to marketing and SEO for our articles and our database. We will hire an expert in Marketing and SEO to garner a greater share of users for both Gamelevate and Gmvthub.

In order to generate revenues that will fulfill our initial advertising and sponsorship revenue targets, the threshhold amount of pageviews per month is generally in the range of 750K to 1.5MM pageviews per month. We have selected 1MM pageviews per month as our target for initial advertising and sponsorship revenue generation.

Future challenges related to capital resources:

Future challenges related to capital resources are to provide necessary salary and benefits to proven experts in the field of esports and video gaming, ecommerce, and esports management.

Future milestones and events:

The future milestone we foresee that will significantly impact the company financially is the addition of major sponsors to the Gamelevate/GMVTHub platforms. In particular, we foresee that will be able to partner with a major Fortune 500 company for naming rights to our GMVTHub database.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has over $20,00 in cash on hand available for continuing operations.

The company also has access to a $46,200 BusinessLine of Credit with Wells Fargo Bank. The current balance on this account as of 8/21/2022 is $700 with available credit of $45,500.

At the current rate of expenditures, these amounts will be sufficient for approximately 24 months of operations at our pre-revenue stage.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are very important to launch our full-scale marketing program. in addition, the funds from this campaign will help to increase staffing for database entry, sales and marketing, and journalism. The combination of these two dynamics will help propel the pageview counts to over 1 million per month.

An increase in the pageview counts will allow the company to generate revenues through advertising, sponsorship, affiliate marketing, and memberships.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the long-term viability of the company. The company can operate in its current form for 12-24 months with slow to moderate growth. However, the funds from this campaign will allow the company to grow exponentailly faster by investing in a sustained marketing campaign to increase pageview counts. We anticipate that 35-40% of the funds from this campaign will be used for marketing and sales. The remaining amount will be used for operational purposes.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

Current monthly burn rate is about $3500/month. We will be able to operate the company for 24 months if we raise our minimum. This estimate is based on current operating expenses. We currently spend the $3500 on independent contractors, health insurance, and operational costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal, we will be able to operate the company for 36-48 months and beyond. By expending the campaign funds to increase our pageview counts, we anticipate that the company will generate sufficient revenue to pursue its three-year operating plan.

In order to achieve these goals, we plan to increase our monthly spend and allocate additional funds for marketing and product development. We plan to hire additional staff for the following positions:

1. E-commerce

2. Marketing & SEO

3. Esports and Gaming Journalists

4. Database Entry

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We contemplate additional capital raises via an additional round of crowdfunding for $5MM after the initial round closes. Thereafter, we anticipate raising additional funds through Venture Capital and/or Private Equity until eventually taking the company public via an IPO.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,800,000.00

Valuation Details:

Gamerz Inc. (dba "Gamelevate" or the "Company") determined its pre-money valuation based on an analysis of projected revenue. The Price to Earnings Ratio used by the Company was determined via Equista's industry-specific PE Ratio analysis.

In determining our pre-money valuation, we based this off our three-year future projections. Please note the company is currently pre-revenue as we build our community and the following discussion is for the purpose of how we calculated our valuation. We project $35,000,000 in revenue in three years. The third year will be our harvest year. The projected profit margin is 30%. The industry price-to-earnings ratio is 20.26. This is obtained using the average for two industries in which Gamerz Inc. participates. The two industries are Internet and Information Services (PE 16.51) and Newspapers/Magazines (PE 24.01).

3rd Year Terminal Value = $35,000,000 *.30 * 20.26

3rd Year Terminal Value = $212,730,000

Assumptions: Revenue assumptions are based on capital expenditures from a total equity raise of $10MM over a 3-year period from all equity rounds.

Discussion of our projections: We are utilizing industry average profit margins as reported by the NYU Stern School of Business in January 2022. Comparable industries for Gamerz Inc are Information Services. The Gross Profit Margin for Information Services is 53.83%. This equates to Cost of Goods Sold (COGS) of 46% (rounded down from 46.17%). Net profit is 17.0% (rounded up from 16.92%). We believe that Gamerz Inc will achieve Steady State by the end of year 3. The Company estimates our fixed costs to be approximately 83% of our annual revenue. To be able to achieve this future revenue it will require us to continue fundraising of at least $10MM and also achieve our annual goals. Please review our risk factor below.

Please note this is forward-looking information and please refer to our Forward-Looking Information Legend below.

Pre-revenue Valuation = $212,730,000 / 10 - $10,000,000

Pre-revenue Valuation = $11,273,000

We have then rounded this valuation to approximately $11MM.

Disclaimers

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding. The Company set its valuation internally, without a formal-third party independent evaluation.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS CONCERNING FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $949,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  We will continue investing heavily in marketing and brand recognition. Based on the maximum funding goal, our overall spend on advertising will increase significantly even though it will be a smaller percentage of the overall raise.

- *Working Capital*

15.0%
We will retain 15% of our maximum funding goal as working capital as a reserve for unforeseen expenses. A portion of these funds may also be allocated to purchasing other companies within the esports and gaming ecosystem as long as their is alignment with our core growth strategies.

- *Operations*
  19.0%
  We will allocate funds to continue developing a world-class database system using cutting-edge coding and graphic tools. Our ultimate goal is to become the data hub of information related to esports and gaming.

- *Company Employment*
  28.0%
  We will allocate funds towards adding additional team members with expertise in the esports and gaming industry. We will allocate a portion of the employment funds to hiring professional salespeople that can promote Gamelevate and GMVTHub to endemic and non-endemic corporate sponsors.

- *Research & Development*
  6.0%
  We will increase our allocation towards R&D to stay at the forefront of the esports media industry. Participants in esports and gaming are some of the most technically savvy individuals in any industry. Gamelevate and GMVTHub will need to continue to provide information in the most up-to-date manner possible.

- *StartEngine Platform Fees*
  1.5%
  StartEngine Platform Fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.gamelevate.com (https://gamelevate.com/about-gamelevate/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/gamelevate

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gamerz Inc.

[See attached]

Gamerz Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Gamerz Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020, & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 28, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	32,205	10,000
Total Current Assets	32,205	10,000
Non-current Assets		
Other Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	32,205	10,000
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,987	-
Line of Credit	2,596	-
Total Current Liabilities	4,582	-
Long-term Liabilities		
Other Assets	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	4,582	-
EQUITY		
Common Stock	10,000	10,000
APIC	159,116	44,718
Accumulated Deficit	(141,493)	(44,718)
Total Equity	27,623	10,000
TOTAL LIABILITIES AND EQUITY	32,205	10,000

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	6,605	-
General and Administrative	89,992	44,718
Total Operating Expenses	96,598	44,718
Operating Income (loss)	(96,598)	(44,718)
Other Income		
Interest Income	4	-
Other	620	-
Total Other Income	623	-
Other Expense		
Interest Expense	0	-
Other	800	-
Total Other Expense	800	-
Provision for Income Tax	-	-
Net Income (loss)	(96,775)	(44,718)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(96,775)	(44,718)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other	4,582	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,582	-
Net Cash provided by (used in) Operating Activities	(92,193)	(44,718)
FINANCING ACTIVITIES		
Additional Paid in Capital	114,398	44,718
Issuance of Common Stock	-	10,000
Net Cash provided by (used in) Financing Activities	114,398	54,718
Cash at the beginning of period	10,000	-
Net Cash increase (decrease) for period	22,205	10,000
Cash at end of period	32,205	10,000

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 10/8/20	-	-	-	-	-
Issuance of Common Stock	10,000	10,000	-	-	10,000
Owner Contributions	-	-	44,718	-	44,718
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(44,718)	(44,718)
Ending Balance 12/31/2020	10,000	10,000	44,718	(44,718)	10,000
Issuance of Common Stock	-	-	-	-	-
Owner Contributions	-	-	114,398	-	114,398
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(96,775)	(96,775)
Ending Balance 12/31/2021	10,000	10,000	159,116	(141,493)	27,623

Gamerz Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Gamerz Inc. ("the Company"} was formed in California on October 8th, 2020. The company plans to earn revenue via advertising revenues, paid memberships, affiliate marketing sales, and sponsorship partnerships within the esports and video gaming ecosystems. The Company is based in Irvine, California. The Company's customers, readers, and business clients are globally based with a predominance in the United States and Europe.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company has no debt.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000 of common shares with a par value of $1.00 per share. At the formation of the company in 2020, the company had authorized 10,000 common shares. This amount was amended to 10,000,000 and will take effect when the Company completes its C Corp filing with the state.

Voting: Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

Any holder of multiple shares entitled to vote on any matter may vote part of his, her or its shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal other than elections to office.

Every shareholder entitled to vote at any election of directors may cumulate such shareholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled or distribute the shareholder's votes on the same principle among as many candidates as the shareholder thinks fit. No shareholder shall be entitled to cumulate votes unless such candidate or candidates' names have been placed in nomination prior to the voting and the shareholder gives notice at the meeting prior to the voting of his, her or its intention to cumulate his, her or its votes.

Dividends: In order that the Corporation may determine the shareholders entitled to notice of any meeting; vote; express consent to corporate action in writing without a meeting; receive payment of any dividend, other distribution or allotment of any rights; or exercise any rights with respect to any other lawful action, the Board of Directors may fix a record date in advance which shall be, as applicable, at least 10 but no more than 60 days prior to the date of the meeting and no more than 60 days prior to any other action.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 28, 2022, the date these financial statements were available to be issued.

In June of 2022, the Company filed an amendment with the State of California to change from an S Corporation to a C Corporation.

In June of 2022, the Company is in the process of filing an amendment with the State of California to increase the issuance of Common Stock from 10,000 shares to 10,000,000 shares.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

Start Investing | Get Funding | Earn Bonus Shares | Blog | Sign In

This offering is not live or open to the public at this moment.

Gamelevate

The Premier Esports and Gaming Hub


GAMELEVATE
The Premier Esports & Gaming Hub

Website | Irvine, CA | GAMING

Gamelevate is a media company providing coverage of esports and gaming events. We work in tandem with our sister company GMTVHub, one of the largest comprehensive databases of the global esports system, to deliver dynamic, engaging content to gamers and esports fans. Our website is currently launched and we are pre-revenue as we build our community.

$0.00 raised

0 Investors	$10.8M Valuation
$1.20 Price per Share	$240.00 Min. Investment
Common Shares Offered	Equity Offering Type
$950K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our GMVTHub uses PHP database coding to deliver a compelling graphical interface for interactive esports and gaming content utilizing our massive database.
- The gaming industry is projected to value at over $32 billion by 2025, with gaming emerging as the number one entertainment source for young people (Source).
- We receive over 20,000 views per month, and we have affiliate partnerships with leading companies across the gaming and esports industry.

OVERVIEW

Building a Massive Esports and Gaming Community


A global gaming hub for esports:
Fans
Teams & Players
Content Creators



We designed Gamelevate to be the premier esports and gaming hub for esports fans, players, content creators, streamers, teams, and businesses. We deliver unique insights into the top esports gaming titles, linking users to highly detailed information on specific events, teams, and players through our database.

Our leadership team is made up of a group of avid gamers and esports fans passionate about using our in-depth knowledge to create the best possible platform for gamers like ourselves. Together, we deliver a dynamic, satisfying experience to gamers and esports fans everywhere.

THE PROBLEM

Current Esports Databases Need an Upgrade

Based on our research, the only other existing global esports system uses outdated technology

Currently, based on our research, the gaming industry only has one other destination for a comprehensive database of the global esports system: Liquipedia. However, their technology is based on wikis, an outdated text-based interface.

Today, games are now the number one source of entertainment among Gen Alpha. As esports gamers skew increasingly younger, users demand a more interactive database using modern technology and dynamic videos and images as opposed to plain text.

THE SOLUTION

A Cutting-Edge Platform for the Gaming Community

An interactive and engaging database for esports gamers

- Embraces video and image content
- Users connect with favorite professionals via our database


T1 is only a single series away from making history
LATEST ARTICLES

Using PHP database coding, we built an interactive and engaging database for esports gamers. Our cutting-edge design embraces video and image content in order to draw in the young audiences that make up the future of the gaming industry. Rather than simply reading articles about esports, our users get the opportunity to connect with their favorite professionals via the GMVTHub database.


VALORANT
DOTA 2
CHESS
FIFA 22
STREAMERS
BUSINESS

GMVT Hub

154K+

Monthly avg. impressions on Outreach Twitter

Once we reach our baseline viewership, we believe we will be able to generate revenue through advertising, paid sponsorship, and paid membership. Additionally, our **affiliate program** collaborates with leading equipment companies in the gaming industry to link them to professional gamers that use them. We do this primarily through advertisements and featuring links for purchase on professionals' profiles to the equipment they use.

THE MARKET

A Massive, Fast-Growing Industry


286M
Estimated global esports community by 2024

Source

The gaming industry is projected to value at over $32 billion by 2025, growing at a CAGR of 12% (Source).

Esports is a fast-growing segment within the gaming industry, predicted to value at $2.89 billion by 2025 (Source). By 2024, the esports community is expected to grow to nearly $286 million, with $46 million in the US alone (Source).

OUR TRACTION

An Enthusiastic Community with Strong Partnerships


20K
Page views per month
164K
Views since May 2021

Since our launch, we have grown to over 20,000 page views per month, with 164,000 views since May 2021. Our sister company GMVT/Hub receives over 383,000 monthly Twitter impressions.


Affiliate Partners
Lenovo
RAZER
SECRET LAB
acer

We have also developed strategic partnerships as affiliate marketers for some of the top industry brands, including Lenovo, Acer, SecretLab, Razer, and many more.

In addition, we recently launched our newest feature: a public esport business directory. According to our research, it's the first of its kind in the industry.

WHY INVEST

Revolutionizing the Esports and Gaming Industry


We believe we're at the forefront of the growing esports community

We see Gamelevate becoming the world's premiere hub for esports information and content. We believe we are at the forefront of the growing esports community, incorporating inclusive and diverse thoughts into the Gamelevate platform.

With a fast-growing community and one of the largest databases for gaming and esports around, we are seeking to lead the multi-billion dollar esports industry into the future.

May 2021

Gamelevate Launches!

Our company goes live with the first iteration of our media website at gamelevate.com

Aug 2021



Accelerated Growth in Page Views and Visitors

Gamelevate quickly exceeds over 10,000 unique visitors to the website

Dec 2021



Gamerz Inc launches its proprietary database product called GMVTHub

GMVTHub is a modern graphical database containing information about the top global professional esports teams and players

July 2022



Continued Growth in Page Views and Visitors

Gamelevate continues growth to 24,000 visitors and over 30,000 page views in July 2022

Aug 2022



GMVTHub launches Esports Business Directory

GMVTHub launches the global esports business directory

In the Press

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Meet Our Team



Mark Besharaty

CEO and President

Technology-oriented finance professional with more than twenty years of working experience. Built multiple successful teams with budgetary responsibility in private and public companies. C-Level leadership experience in a variety of industries both domestically and internationally. MBA professional with a Computer Science and Electrical Engineering background.



Haley Andrews

Administrative Manager

Hayley is an Administrative Manager at Gamelevate with a background in Business and Human Resources. After graduating from university with a dual degree in Business Management and Human Resource Management in Australia, she spent many years in the business sector until she found her passion for creative writing and the gaming industry. When she's not indulging in the latest anime, she can be found reading or playing video games. Hayley is an independent contractor for Gamerz Inc.



Saben Neale

Social Media Manager

Saben is a recent college graduate with a BS in Interactive Media, a study that focuses on gauging and improving a user's experience. Saben has been heavily involved in the esports industry for over 5 years working with top-tier and collegiate esports teams in various positions such as editor, social media manager, and team manager. Saben has helped run social media accounts for numerous esports organizations during big events. He actively managed posts on a daily basis to help keep brands active and fun. Saben also previously co-owned an esports organization that was ranked 28th in North American Valorant. Saben is an Independent Contractor for Gamerz Inc.



Onur Demirkol

Editor

Just an esports enthusiast from Turkey who has written more than 1500 articles and interviewed many top-class players in his career. He is still trying to get a degree in Visual Communication Design and hopefully, he will achieve it someday in the upcoming years. Onur is an independent contractor for Gamerz Inc.



James Metcalfe

Website Administrator

James has been a content creator for five years, combining his two great passions of writing and gaming. He has degrees in both Freelance Journalism and Creative Writing and has gone onto immerse himself in the CS:GO, Overwatch, Rocket League and FIFA communities through working with esports specialists such as Unikrn, Dexerto, PCGames, and Esports Insider. James is an independent contractor for Gamerz Inc.

Offering Summary

Company :	Gamerz Inc.
Corporate Address :	53 Oakhurst Road, Irvine, CA 92620
Offering Minimum :	$9,999.60
Offering Maximum :	$949,999.20
Minimum Investment Amount (per investor) :	$240.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	8,333
Maximum Number of Shares Offered	:	891,666
Price per Share	:	$1.20
Pre-Money Valuation	:	$10,800,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 12% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 8% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

Amount-Based

$500+ | Tier 1

3% Bonus Shares

$1,000 | Tier 2

5% Bonus Shares

$2,500 | Tier 3

8% Bonus Shares & Gamelevate shirt

$5,000 | Tier 4

10% Bonus Shares & Gamelevate shirt + hat

$10,000 | Tier 5

12% Bonus Shares & Gamelevate shirt + hat

$25,000 | Tier 6

15% Bonus Shares & Gamelevate shirt + hat

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Gamelevate will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Esports is one of the fastest growing industries in the world. According to the latest research reports, global revenues are currently estimated to be $1.08 Billion. By 2028, global revenues are projected to reach over $2.8 Billion. As of 2022, the worldwide eSports audience size reached 532 million people.

Gamelevate is a global esports media and entertainment-focused company owned by Gamerz Inc. We focus on the most popular global esports games such as League of Legends, Fortnite, VALORANT, Call of Duty, and CSGO. We provide coverage of top-tier professional tournaments, video gaming tutorials, equipment guides, and profiles of esports teams and players.

During our initial build-out phase, Gamelevate has consistently reached over 20,000 page views per month and has published over 1,300 original articles.

During our second growth phase, Gamerz Inc leveraged our esports expertise to create GMVTHub: one of the largest esports databases in the industry. Our team spent more than 750 hours writing code to build the back-end infrastructure of the database. Our graphical designers then created a modern and visually appealing interface for presenting the information.

Our database team has spent more than 1,500 hours entering comprehensive data about esports players, professional esports teams, and content creators. This data has also been interlinked to the relevant articles from our original Gamelevate media website.

GMVTHub provides esports participants with dynamic esports data along with in-depth media coverage and social media feeds. This broad data spectrum allows fans to delve much deeper into the information that they crave about their favorite esports players and teams.

From a B2B perspective, the GMVTHub team is currently in the process of creating the world's largest esports and gaming business database. The global eSports market revenue from sponsorships and advertising totaled $641 million in 2021.

As the one-stop center of all things in esports, our world-class business directory offers direct access to agents, coaches, equipment suppliers, and much, much more.

The GMVTHub Business Directory allows the business communities an excellent opportunity to thrive in the billion-dollar global esports market.

You can be a part of one of the first-ever platforms to become the center of all things in esports!

Please visit our StartEngine platform page to find out more!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

4651841

FILED
Secretary of State
State of California

OCT 08 2020

Secretary of State
Articles of Incorporation of a General Stock Corporation

ARTS-GS

IMPORTANT — Read Instructions before completing this form.

Filing Fee – $100.00

Copy Fees – First page $1.00; each attachment page $0.50; Certification Fee - $5.00

Note: Corporations may have to pay minimum $800 tax to the California Franchise Tax Board each year. For more information, go to *https://www.ftb.ca.gov.*

This Space For Office Use Only

1. Corporate Name (Go to *www.sos.ca.gov/business/be/name-availability* for general corporate name requirements and restrictions.)

The name of the corporation is gamerz Inc.

2. Business Addresses (Enter the **complete** business addresses.)

a. Initial Street Address of Corporation - **Do not list a P.O. Box**	City (no abbreviations)	State	Zip Code
53 Oakhurst Road	Irvine	CA	92620
b. Initial Mailing Address of Corporation, **if different than item 2a**	City (no abbreviations)	State	Zip Code

3. Service of Process (Must provide either Individual **OR** Corporation.)

INDIVIDUAL – Complete Items 3a and 3b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is not a corporation)	Middle Name	Last Name	Suffix

b. Street Address (if agent is not a corporation) - **Do not enter a P.O. Box**	City (no abbreviations)	State	Zip Code
		CA	

CORPORATION – Complete Item 3c. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b

Legalzoom.com, Inc.

4. Shares (Enter the **number of shares** the corporation is authorized to issue. **Do not** leave blank or enter zero (0).)

This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 10,000.

5. Purpose Statement (Do not alter the Purpose Statement.)

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

6. Read and Sign Below (This form must be signed by each Incorporator. **See instructions for signature requirements.**)

Signature: [signature]

Type or Print Name: Legalzoom.com, Inc. by Cheyenne Moseley, Asst. Secretary

Attachment to the
Articles of Incorporation
of

gamerz Inc.

7. The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

8. This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

9. Any repeal or modification of the foregoing provisions of Sections 7 and 8 by the shareholders of this corporation shall not adversely affect any right or protection of an agent of this corporation existing at the time of such repeal or modification.

BA20220599261

B0999-2092 08/10/2022 8:03 AM Received by California Secretary of State

STATE OF CALIFORNIA
Office of the Secretary of State
CERTIFICATE OF AMENDMENT
CA CORPORATION
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

For Office Use Only

-FILED-

File No.: BA20220599261
Date Filed: 8/10/2022

Corporation Details

Corporation Name	GAMERZ INC.
Entity No.	4651841

Amendment Details

Article 4. of the Articles of Incorporation is amended to read:
The total number of shares the corporation is authorized to issue is: 10,000,000

Approval Statements

Approval Statements

1) The Board of Directors has approved the amendment of the Articles of Incorporation.
2) Share approval was by the required vote of shareholders in accordance with California Corporations Code section 902. The total number of outstanding shares of the corporation entitled to vote is 10,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

Signatures

☒ We declare under penalty of perjury under the laws of the State of California that the matters set forth herein are true and correct of our own knowledge.

President/Chief Executive Officer, Secretary	*Mark Besharaty*	*08/02/2022*
Officer Title	Officer Signature	Date